Exhibit 99-1

[MMI Investments, L.P. Letterhead]

November 2, 2010

John B. Mowell
Chairman & Executive Director
c/o William S. Jacobs
Secretary
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092

Dear Chairman Mowell,

Since our letter of September 27th demanding that the Board of EMS Technologies, Inc. (“EMS”) evaluate strategic alternatives to maximize value, including the potential sale of the company, four very important things have become readily apparent about EMS and the differences between what its stockholders and its leadership appear to want.

1.	EMS stockholders are justifiably frustrated with their stagnant investment in EMS and would welcome a strategic alternatives review and value maximization process.

We have spoken with several of the largest stockholders and found that they share our frustration with the stagnation of the EMS stock price and earnings over the short and long terms, particularly given the over $140 million (equivalent to over half the current market capitalization) in acquisitions since 2000.  Moreover, we have not been surprised to learn that many of the largest stockholders share our view that the most likely way for EMS to fully realize the intrinsic value of its assets is in a sale of EMS, in whole or in parts.  These issues are critical to the future of our company.  Therefore, included with this letter is a demand pursuant to Section 14-2-1602 of the Georgia Business Corporation Code for a complete list of EMS stockholders so that we can further discuss these issues with our fellow stockholders.

2.	EMS’ Board and management demonstrate no genuine interest in a serious discussion.

We are dubious of the seriousness of your claim in EMS’ press release of September 30th, in which you state that “the Board of Directors values open dialogue and input from all our shareholders…” particularly as our letter was prompted in part by our inability to get you to agree to a meeting or teleconference.  To date, neither you nor any member of the Board or management have seen fit to take us up on our public request to discuss these concerns.  If one of your largest stockholders can’t get you to engage in a serious discussion regarding the maximization of stockholder value, we fear it’s simply not a priority for the Board.

3.	Your severe entrenchment devices should be dismantled immediately.

The Board should immediately take steps to repeal EMS’ outdated and authoritarian poison pill.  A “dead hand” poison pill is illegal in many states and systematically disenfranchises stockholders by denying new board members the right to remove or amend the pill.  We have no doubt that the proxy advisors and legal counsel with whom you are conferring are urging you to change it immediately.  We strongly advise that you do so in the interest of proper corporate governance at EMS.

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4.	EMS’ management and Board may in fact have received and ignored several overtures in the past from potential acquirers.

Our research indicates that there may have been many inquiries from qualified strategic acquirers and financial sponsors made over several years regarding the potential sale of EMS or its subsidiaries, and that the Board and management have failed to actively pursue these inquiries.  We have no doubt that the Board has had endless arguments for not engaging in any discussions, just as we are confident that results have not lived up to the internal management projections that justified not executing any potential value maximizing transaction.  The current M&A market is highly robust, particularly in aerospace & defense electronics, which should afford EMS an immediate opportunity to achieve the highest value for its owners.  We strongly reiterate our demand for the formation of a special committee of independent directors to evaluate all strategic alternatives, which would of course exclude you given your new role as executive director with a monthly salary of $25,000.

Since our initial Schedule 13D filing, we have increased our position in EMS by 232,000 shares and now hold 7.7% of the outstanding common stock.  We have increased our position because of our conviction regarding the unrecognized value of EMS’ assets.  We note that we presently own more than twelve times the total common stock owned outright by the entire Board, despite its seven year average tenure, your own 26 years as a director and EMS’ current policy of awarding each director options annually at stockholder expense.  We believe these issues deserve management’s and the Board’s public attention, and that EMS stockholders deserve a Board that takes the stockholders’ investment seriously.  We continue to welcome the opportunity to discuss this further and can be reached at (212) 586-4333.

Sincerely, /s/ CLAY B. LIFFLANDER
Clay B. Lifflander

Attachment
Cc:           EMS Board of Directors

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